Exhibit 15(p)

                             THE MUNDER FUNDS, INC.

                        AMENDED AND RESTATED SERVICE PLAN


         Section 1. Upon the recommendation of First Data Investor Services Group, Inc. ("First Data"), the administrator of The Munder Funds, Inc. (the "Company"), any officer of the Company is authorized to execute and deliver, in the name and on behalf of the Company, written agreements based on the form attached hereto as Appendix A or any other form duly approved by the Company's Board of Directors ("Agreements") with institutional investors ("Shareholder Organizations") which are shareholders or dealers of record or which have a servicing relationship with the beneficial owners of shares of the Class K Shares of any Fund of the Company. Pursuant to such Agreements, Shareholder Organizations shall provide support services as set forth therein to their clients who beneficially own Class K Shares in consideration of a fee, computed monthly in the manner set forth in the Agreements, at an annual rate of up to
 .25% of the average daily net asset value of the Class K Shares beneficially owned by such clients. Comerica Bank and its affiliates are eligible to become Shareholder Organizations and to receive fees under this Plan.

         Section 2. First Data shall monitor the arrangements pertaining to the Company's Agreements with Shareholder Organizations in accordance with the terms of First Data's agreement with the Company. First Data shall not, however, be obligated by this Plan to recommend, and the Company shall not be obligated to execute, any Agreement with any qualifying Shareholder Organization.

         Section 3. So long as this Plan is in effect, First Data shall provide to the Company's Board of Directors, and the Directors shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

         Section 4. This Plan shall become effective immediately with respect to each class of Class K Shares upon the approval of the Plan (and the form of Agreement attached hereto) by a majority of the Company's Board of Directors, including a majority of the Directors who are not "interested persons," as defined in the Investment Company Act of 1940, as amended (the "Act"), of the Company and have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (and form of Agreement).

         Section 5. Unless sooner terminated, this Plan shall continue in effect for so long as its continuance is approved at least annually in the manner set forth in Section 4.

         Section 6. This Plan may be amended at any time with respect to any class of Class K Shares by the Company's Board of Directors, provided that any material amendment of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

         Section 7. This Plan is terminable at any time with respect to any class of Class K Shares by vote of a majority of the Disinterested Directors.

         Section 8. While this Plan is in effect, the selection and nomination of those trustees who are not "interested persons" (as defined in the Act) of the Company shall be committed to the discretion of such non-interested Directors.

         Section 9.        The Company adopted this Plan as of July 31, 1995.

         Amended and Restated:  May 6, 1997